Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia Announces Third-Quarter

2014 Financial Results

Highlights

•	Continued success monetizing the mobile game Three Kingdoms Partner, with revenues up 17 percent quarter-over-quarter.

•	New mobile game revenue stream continues to expand: mobile games accounted for approximately 33 percent of total game revenues in the third quarter, up from 29 percent in the prior quarter.

•	Consolidated 3Q revenues held steady at $2.5 million: revenues from core mobile and MMO game products grew quarter-over-quarter; revenues from legacy PC games contributions decreased during the period.

•	GigaMedia launching six new games products in 4Q: four new mobile games, one MMO, and one social games platform.

•	Consolidated 4Q revenues expected to increase 20-30 percent to approximately $3.0 million to $3.5 million, boosted by new game products and a small increase in cloud revenues.

•	Revenue mix in 2015 to improve on 1) self-developed social games products and 2) other original IP products that include two mobile games and one MMO.

•	Total revenues expected to grow in 2015 on expansion to top Asian games markets and new products.

•	Solid financial position: cash and cash equivalents, restricted cash, marketable securities-current, and the market value of GigaMedia’s holdings of a listed game company as of September 30, 2014 totaled approximately $80.4 million, or approximately $1.45 per share. This total excludes cash proceeds of approximately $2.6 million that resulted from sales of marketable securities-current in late September and that due to a processing time lag were included in GigaMedia’s third-quarter balance sheets under “other receivables.”

TAIPEI, Taiwan, October 22, 2014 – GigaMedia Limited (NASDAQ: GIGM) today announced its unaudited financial results for the third quarter of 2014.

“In Q3, revenues were flat reflecting portfolio and business model weaknesses in our online games business,” stated GigaMedia Limited Chief Executive Officer Collin Hwang. “We have addressed these issues and expect results to improve quickly going forward.”

“Our team has done a tremendous job executing new strategic growth initiatives,” stated CEO Collin Hwang. “We have built a strong pipeline and also taken initial steps to create a more powerful business model.”

“We now expect to launch five titles in the fourth quarter, including four mobile games and one MMO,” stated CEO Collin Hwang. “And we anticipate another strong launch schedule in Q1 2015.”

“In addition to building our pipeline, we have taken first steps to vertically integrate – to strengthen the company’s development, distribution, and operations of games and services,” stated CEO Collin Hwang. “As a result, for the first time, our games business is positioned to benefit from operating self-developed products and licensing out GigaMedia’s original IP.”

“A new business model is emerging that will enable us to deliver increased revenues from expanding to larger markets and higher quality revenues from self-developed products and from licensing out,” stated CEO Collin Hwang. “In 4Q, we are starting operations of our new self-developed social games platform in Greater China, and in 1Q15 we plan to start licensing out another new social games platform plus two new original IP mobile games and one MMO to operators in some of Asia’s largest markets.”

“Complementing this, in cloud computing, we continue moving toward becoming a full-service provider, adding new products and services,” stated CEO Collin Hwang. “In 4Q, our cloud business forecasts revenue growth on higher sales of IaaS services and SaaS solutions.”

“In sum: retooling and improvements continue, momentum is growing,” stated CEO Collin Hwang. “We believe we have reached a turning point and are confident in delivering growth and improved financial performance going forward as we execute our strategic growth plans.”

Unaudited Consolidated Financial Results

GigaMedia Limited is a diversified provider of online games and cloud computing services. Unaudited consolidated results of GigaMedia are summarized in the table below.

GIGAMEDIA 3Q14 UNAUDITED CONSOLIDATED FINANCIAL RESULTS

(unaudited, all figures in US$ thousands, except per share amounts)	3Q14	2Q14	Change (%)	3Q14	3Q13	Change (%)
Revenues	2,472	2,471	0	2,472	3,810	-35
Gross Profit	205	819	-75	205	2,030	-90
Loss from Operations	3,631	2,945	NM	3,631	4,552	NM
Net Loss Attributable to GigaMedia	4,839	2,677	NM	4,839	3,112	NM
Net Loss Per Share Attributable to GigaMedia, Diluted	0.09	0.05	NM	0.09	0.06	NM
EBITDA (A)	(4,589)	(2,448)	NM	(4,589)	(2,582)	NM
Cash, Cash Equivalents, Restricted Cash, and Marketable Securities-Current	65,947	71,934	-8	65,947	74,281	-11

NM – Not Meaningful

(A)	EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

Consolidated revenues for the third quarter of 2014 were $2.5 million, flat compared to $2.5 million in the second quarter of 2014 and down from $3.8 million in the third quarter of 2013. Quarter-over-quarter, both online games revenues and cloud services revenues were flat. In online games, contributions from the mobile game Three Kingdoms Partner and the MMO game Tales Runner grew quarter-over-quarter but were offset by decreased contributions from legacy PC game products. Year-over-year results reflected the loss of the MMO A.V.A., as well as lower contributions from legacy PC game products and Tales Runner.

In online games, average monthly revenue per active paying account was $36.39 during the third quarter of 2014 compared to $35.36 in the previous quarter. Peak concurrent users were approximately 11,000 in the third quarter compared to approximately 10,000 in the second quarter of 2014.

Consolidated gross profit for the third quarter of 2014, excluding new game development expenses of $925 thousand, was approximately $1.1 million; including the aforementioned expenses, the company’s consolidated gross profit was $205 thousand. This compared to $819 thousand in the second quarter of 2014 and to $2.0 million in the third quarter of 2013. Third-quarter 2014 consolidated gross profit margin excluding the aforementioned new game development expenses, was 45.7 percent; including the aforementioned expenses, the company’s consolidated gross profit margin was 8.3 percent. This compared to 33.1 percent in the second quarter of 2014 and 53.3 percent in the third quarter of 2013.

During the third quarter of 2014, GigaMedia’s cost of revenues included expenses of approximately $925 thousand related to the out-sourced development of an MMO game and two mobile games. The games are scheduled for completion in the first quarter of 2015. GigaMedia will have global rights to the games.

Consolidated operating expenses for the third quarter of 2014 were $3.8 million. This compared to $3.8 million in the second quarter of 2014, and to $6.6 million in the third quarter of 2013.

Consolidated product development and engineering expenses were $198 thousand in the third quarter of 2014 compared to $228 thousand in the previous quarter and $510 thousand in the third quarter of 2013.

Consolidated selling and marketing expenses were $1.8 million in the third quarter of 2014 compared to $1.7 million in the previous quarter and $1.3 million in the third quarter of 2013.

Consolidated general and administrative expenses were $1.9 million in the third quarter of 2014 versus $1.9 million in the previous quarter and $1.7 million in the third quarter of 2013. Corporate operating expenses were approximately $990 thousand in the third quarter of 2014, in line with $900 thousand in the second quarter of 2014.

Consolidated loss from operations for the third quarter of 2014, excluding new game development expenses of $925 thousand, was $2.7 million; including the aforementioned expenses, the company’s consolidated loss from operations was $3.6 million. This compared to $2.9 million in the second quarter of 2014 and to $4.6 million in the third quarter of 2013. The quarter-over-quarter and year-over-year variations were in line with management expectations as GigaMedia continues to invest in, transition and grow its businesses.

Consolidated non-operating expenses/income during the third quarter of 2014 was a loss of $1.2 million compared to income of $157 thousand in the second quarter of 2014 and income of $1.3 million recorded in the third quarter of 2013. During the third quarter of 2014, GigaMedia disposed of a portion of its marketable securities-current, resulting in a gain of $2.5 million. This gain was more than offset by an unrealized investment loss of $3.9 million related to a decrease in market value of GigaMedia’s holdings of a listed games company, resulting in a negative net impact on consolidated non-operating income in the third quarter of 2014 of approximately $1.4 million.

Consolidated net loss for the third quarter of 2014, excluding the aforementioned new game development expenses and the unrealized loss in investment income, was approximately $5 thousand; including the aforementioned new game development expenses and the unrealized loss in investment income the company’s net loss was $4.8 million. This compared to $2.7 million in the previous quarter and to a loss of $3.1 million in the third quarter of 2013.

Consolidated EBITDA for the third quarter of 2014 was a loss of $4.6 million compared to a loss of $2.4 million in the previous quarter and to a loss of $2.6 million in the third quarter of 2013.

Financial Position

During the third quarter, GigaMedia continued to maintain a solid financial position with cash and cash equivalents, restricted cash, marketable securities-current, and the market value of GigaMedia’s holdings of a listed game company totaling approximately $80.4 million, or approximately $1.45 per share, as of September 30, 2014. This total excludes cash proceeds of approximately $2.6 million that resulted from sales of marketable securities-current in late September and that due to a processing time lag were included in GigaMedia’s third-quarter balance sheets under “other receivables.” The third quarter total of $80.4 million compared to $90.9 million at the end of the second quarter of 2014, with the difference reflecting mainly a) variation in the market value of GigaMedia’s investment in a listed game company of approximately $4 million, b) marketable securities-current disposals of approximately $4.2 million, and c) net cash outflow of approximately $1.8 million.

Cash flow from operations was an outflow of approximately $3.0 million, an increase from cash outflow in the second quarter of $2.0 million, with the variation reflecting increased game licensing and development fees in the third quarter totaling approximately $1.5 million. Short-term debt was $19.4 million at the end of the third quarter, of which approximately $16.5 million was incurred in the second quarter of 2014 at a rate of 1.35 percent to finance the aforementioned investment in a game company.

Business Outlook

The following forward-looking statements reflect GigaMedia’s expectations as of October 22, 2014. Given potential changes in economic conditions and consumer spending, the evolving nature of online games, and various other risk factors, including those discussed in the company’s 2013 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

In the fourth quarter, GigaMedia expects total revenues to increase to approximately $3.0 million to $3.5 million, boosted by new game products and a small increase in cloud revenues.

Management expects the following online game initiatives to begin making contributions in the fourth quarter and represent the main revenue streams in the period:

1)	New licensed mobile games – GigaMedia has scheduled four new mobile games for launch during the fourth quarter that it has licensed from Asian developers.

2)	New Web-based MMO game KingsRoad – GigaMedia expects to launch Rumble’s acclaimed next-generation browser action/role-playing game KingsRoad by December.

3)	New social game platforms – GigaMedia has completed development and testing of its first self-developed social games product, Fortune Casino, an open platform that creates a new distribution channel for gaming operators targeting Asia. The platform features a broad selection of play-for-fun social casino games. GigaMedia expects to launch the platform in Greater China by November. GigaMedia plans to begin offering operators a second self-developed solution, ClubOne, in January 2015. ClubOne is a complete, proprietary solution that will feature a broader variety of play-for-free social games from which operators may select. GigaMedia expects to begin white labeling the software to online gaming operators in early 2015.

Use of Non-GAAP Measures

To supplement GigaMedia’s consolidated financial statements presented in accordance with US GAAP, the company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company’s net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Conference Call and Webcast

Management will hold an investor conference call and webcast on October 23, 2014 at 8:00 p.m. Eastern Standard Time, which is 8:00 a.m. Taipei Time on October 24, 2014, to discuss GigaMedia’s third-quarter 2014 performance.

Dial-in numbers:

U.S.: +1-845-507-1610

International: +61-283-733-610

Passcode: 20981940

A replay will be available from 11:00 p.m. Eastern Standard Time on October 23, 2014 for seven days.

U.S.: +1-646-254-3697

International: +612-8199-0299

Passcode: 20981940

A link to the live and archived webcast will be available at www.gigamedia.com.

Conference Call Format

The call will consist of brief prepared remarks, followed by live Q&A and management responses to questions submitted via email. Questions may be sent in advance to IR@gigamedia.com.tw.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business is an innovative leader in Asia with growing game development, distribution and operation capabilities, as well as platform services for games; focus is on mobile games and social casino games. The company’s cloud computing business is focused on providing enterprises in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and GigaMedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in April 2014 and its other filings with the United States Securities and Exchange Commission.

# # #

(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	9/30/2014	6/30/2014	9/30/2013
	unaudited	unaudited	unaudited
	USD	USD	USD
Operating revenues
Asian online game and service revenues	2,237,498	2,180,171	3,803,430
Other revenues	234,987	290,627	6,521

	2,472,485	2,470,798	3,809,951

Operating costs
Cost of Asian online game and service revenues	1,972,295	1,291,889	1,709,214
Cost of other revenues	294,982	360,349	70,586

	2,267,277	1,652,238	1,779,800

Gross profit	205,208	818,560	2,030,151

Operating expenses
Product development and engineering expenses	197,745	227,509	510,189
Selling and marketing expenses	1,759,991	1,677,455	1,253,071
General and administrative expenses	1,878,580	1,858,949	1,678,765
Impairment losses	0	0	3,139,999

	3,836,316	3,763,913	6,582,024

Loss from operations	(3,631,108)	(2,945,353)	(4,551,873)

Non-operating income (expense)
Interest income	187,194	174,559	48,499
Gain on sales of marketable securities	2,447,065	162,051	539,840
Interest (expense) recoveries	(78,714)	(68,399)	72
Foreign exchange gain - net	20,058	115,438	339,274
(Loss) gain on equity method investments - net	(3,848,048)	(244,775)	378,014
Other	22,550	18,402	19,184

	(1,249,895)	157,276	1,324,883

Loss from continuing operations before income taxes	(4,881,003)	(2,788,077)	(3,226,990)
Income tax benefit (expense)	125	60,849	(1,403)

Loss from continuing operations	(4,880,878)	(2,727,228)	(3,228,393)
Income from discontinued operations, net of tax	0	0	116,272

Net loss	(4,880,878)	(2,727,228)	(3,112,121)
Less: Net loss attributable to noncontrolling interest	41,966	50,537	92

Net loss attributable to shareholders of GigaMedia	(4,838,912)	(2,676,691)	(3,112,029)

(Loss) earnings per share attributable to GigaMedia
Basic:
Loss from continuing operations	(0.09)	(0.05)	(0.06)
Loss from discontinued operations	0.00	0.00	0.00

	(0.09)	(0.05)	(0.06)

Diluted:
Loss from continuing operations	(0.09)	(0.05)	(0.06)
Loss from discontinued operations	0.00	0.00	0.00

	(0.09)	(0.05)	(0.06)

Weighted average shares outstanding:
Basic	55,261,661	53,901,371	50,719,976

Diluted	55,261,661	53,901,371	50,719,976

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	9/30/2014	6/30/2014	9/30/2013
	unaudited	unaudited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	38,899,281	40,660,576	54,658,747
Marketable securities - current	18,041,022	22,348,693	19,622,706
Accounts receivable - net	1,327,883	1,352,875	2,480,216
Prepaid expenses	534,534	648,190	616,367
Restricted cash	9,006,571	8,924,513	0
Other receivables	2,739,712	273,032	645,557
Other current assets	166,917	143,465	922,309

Total current assets	70,715,920	74,351,344	78,945,902
Marketable securities - noncurrent	9,073,630	9,214,270	4,263,473
Investments	20,775,344	25,476,917	5,828,209
Property, plant & equipment - net	1,753,309	1,695,953	1,744,797
Goodwill	0	0	16,630,544
Intangible assets - net	592,482	884,979	14,569,242
Prepaid licensing and royalty fees	5,061,593	4,843,848	4,683,692
Other assets	309,549	329,422	431,908

Total assets	108,281,827	116,796,733	127,097,767

Liabilities and equity
Accounts payable	453,885	332,166	183,702
Accrued compensation	1,144,451	785,562	1,127,221
Accrued expenses	2,508,376	2,717,972	3,007,902
Short-term borrowings	19,395,135	19,755,567	0
Other current liabilities	5,954,043	6,099,614	6,950,036

Total current liabilities	29,455,890	29,690,881	11,268,861
Other liabilities	181,193	182,150	845,164

Total liabilities	29,637,083	29,873,031	12,114,025

GigaMedia’s shareholders’ equity	78,589,516	86,825,311	115,322,174
Noncontrolling interest	55,228	98,391	(338,432)

Total equity	78,644,744	86,923,702	114,983,742

Total liabilities and equity	108,281,827	116,796,733	127,097,767

GIGAMEDIA LIMITED

Reconciliations of Non-GAAP Results of Operations

	Three months ended
	9/30/2014	6/30/2014	9/30/2013
	unaudited	unaudited	unaudited
	USD	USD	USD
Reconciliation of Net Loss to EBITDA
Net loss attributable to GigaMedia	(4,838,912)	(2,676,691)	(3,112,029)
Depreciation	76,182	75,599	99,130
Amortization	282,115	319,683	477,940
Interest income	(187,194)	(174,362)	(48,718)
Interest expense (recoveries)	78,714	68,399	(72)
Income tax (benefit) expense	(125)	(60,849)	1,403

EBITDA	(4,589,220)	(2,448,221)	(2,582,346)